Issuer Free Writing Prospectus dated May 15, 2024 (U.S.)

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-279271

This free writing prospectus relates to the Registration Statement on Form S-3 (Registration No. 333-279271) (the “Registration Statement”) that Life360, Inc. has filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

LIFE360, INC.

SUPPLEMENT TO NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND

DEFINITIVE PROXY STATEMENT FOR THE 2024 ANNUAL MEETING

OF STOCKHOLDERS TO BE HELD ON THURSDAY, MAY 30, 2024 (AUSTRALIA)

AND WEDNESDAY, MAY 29, 2024 (U.S.)

May 15, 2024

Life360, Inc. (the “Company”) is filing this supplement to update information contained in the Company’s Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2024 (the “Proxy Statement”), and made available to the Company’s stockholders in connection with the solicitation of proxies on behalf of the Company’s board of directors (the “Board”) for its annual meeting of stockholders to be held on Thursday, May 30, 2024 (Australia) and Wednesday, May 29, 2024 (U.S.) (the “2024 Annual Meeting”), or any adjournment or postponement thereof.

We would like to draw your attention specifically to Proposal 14—Approval of Amendment to the Certificate of Incorporation to Increase Number of Authorized Shares. We refer to Proposal 14 as the “Share Increase Amendment”. The Board recommends a vote in favor of Proposal 14.

While we recognize that our stockholders make their voting decisions independently, and often apply their own internal guidelines, we also understand that the reports of proxy advisory firms are utilized as research tools by many of our stockholders to analyze the proposals presented for consideration at our 2024 Annual Meeting. In this regard, we believe it is imperative that such reports be supplemented with more complete information. We encourage you to read our Proxy Statement as well as the additional soliciting material we have filed with the SEC.

Subsequent to the filing of the Proxy Statement, on May 9, 2024, we publicly filed a Shelf Registration Statement on Form S-3 (Registration No. 333-279271) (including a base prospectus) with the SEC and on May 10, 2024, we filed a free writing prospectus with the SEC which was also released as an announcement on the Australian Securities Exchange (the “ASX”), each relating to a proposed initial public offering of our common stock in the United States (the “U.S. IPO”). The free writing prospectus and ASX release disclose (together, the “U.S. IPO Disclosure”) that:

“The Company, with headquarters in the San Francisco area and pre-existing SEC reporting obligations, views a U.S. IPO and increased exposure to U.S. investors as a natural next-step in its growth. The Company’s CHESS Depositary Interests (CDI) (representing underlying shares of common stock on a 3 CDIs-for-1 share of common stock basis) will remain listed on the Australian Securities Exchange. While the timing, number of shares to be issued, and pricing of the U.S. IPO have not yet been determined and are subject to consideration of several different factors and conditions, it is expected that the U.S. IPO would consist of a primary issuance of new Life360 shares, as well as a secondary sale of existing shares in order to reduce dilution for existing stockholders. The Company currently expects the primary raise to be no more than US$100 million. […]

Though the Company has taken these preparatory steps to facilitate a U.S. IPO, there is no certainty if or when the Company will proceed with a potential U.S. IPO.”

The U.S. IPO will be made only by means of a prospectus supplement and an accompanying prospectus forming a part of the registration statement that will be filed closer in time to the U.S. IPO and will contain further details of the offering. A copy of that prospectus supplement will be filed with the SEC and may be obtained, when available, by visiting the SEC’s website at www.sec.gov. This supplemental material is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Why We are Submitting the Share Increase Amendment

As disclosed in the Proxy Statement, more than 95% of our currently authorized shares are either issued and outstanding or are reserved for future issuance pursuant to outstanding equity awards and warrants, future grants under our amended and restated 2011 stock plan (“Stock Plan”) and convertible instruments. As a result, less than 5% of our currently authorized shares are available for strategic, business and financial purposes in the future.

We are considering a proposed U.S. IPO.

As disclosed in the Proxy Statement and the U.S. IPO Disclosure, the Company is considering whether to pursue an initial public offering in the United States, which, if we determined to proceed, would consist of the offer and sale of shares of common stock on the Nasdaq Global Select Market (“Nasdaq”). While the timing and terms of any such potential offering will depend on a number of factors, including but not limited to market conditions in the United States, the Company believes that increasing the authorized shares pursuant to the Share Increase Amendment will provide greater flexibility to pursue a potential offering should favorable conditions arise. As disclosed in the Proxy Statement, we currently have 100,000,000 shares of common stock authorized pursuant to our Amended and Restated Certificate of Incorporation, of which only approximately 4,984,060 shares (or less than 5.0% of the total authorized shares) are unreserved and available for future issuance. If we were to proceed with a U.S. IPO of US$100 million as described in the U.S. IPO Disclosure, we would exhaust substantially all of these unreserved shares based on the U.S. dollar equivalent of recent market prices of our CDIs on ASX. In addition, it is typical for newly public U.S. technology companies to implement a higher authorized shares threshold at the time of an initial public offering, which we estimate to average over 2,600,000,000 shares. In considering the appropriateness of the Share Increase Amendment, we believe stockholders should consider that the request for stockholder approval for 500,000,000 authorized shares represents less than 1/5th of the average number of authorized shares for other newly public U.S. technology companies.

We may require additional authorized shares for strategic transactions and equity incentives.

In addition, as disclosed in the Proxy Statement, the Board believes it is appropriate to increase our authorized shares of common stock to provide additional flexibility to promptly and appropriately use our common stock for strategic, business and financial purposes in the future, as well as to have sufficient shares available to provide appropriate equity incentives for our employees and other eligible service providers. The Company has significant near term and demonstrated historical uses for its authorized shares. For example, the Company has in recent years undertaken multiple opportunistic strategic transactions, such as the acquisitions of Jio, Inc. in September 2021 and Tile, Inc. in January 2022, in order to increase stockholder value. In fact, a portion of our currently reserved shares underlie the convertible notes associated with the Jiobit acquisition and without sufficient authorized shares we may be unable to pursue similar acquisitions, or collaborative or partnering arrangements with other companies. In addition, in order to provide equity incentives to current and future employees, officers, directors and/or consultants, our stockholders have previously approved an “evergreen” provision in the Stock Plan, which provides that the total number of shares subject to the Stock Plan may be increased on January 1 of each year pursuant to a specified formula, but this approval is limited to the availability of sufficient authorized shares under our Amended and Restated Certificate of Incorporation.

We are listed in Australia and incorporated in Delaware. While we are only required to seek stockholder approval to increase our authorized share count because we are incorporated in Delaware, Australian incorporated companies listed on the ASX are not subject to a share count limit.

The constitutions of Australian incorporated companies listed on the ASX typically confer a blanket authority on the board to issue new shares or other equity securities. Under Australian law, they must exercise that authority, as part of their directors’ duties, in the best interests of the company and its shareholders as a whole. As such, Australian companies do not have a limit on the number of shares that the board may issue. Companies that are incorporated in Australia and listed on the ASX are not required to—and do not—seek shareholder approval to increase their authorized shares. Given the Company is incorporated in Delaware, the Board’s ability to issue shares or securities convertible into shares is constrained by the authorized share capital. As such, the proposed increase to the authorized share count brings the Company in line with other Australian-incorporated companies listed on the ASX.

Because our equity securities are currently listed exclusively on the ASX, we follow the ASX Listing Rules that provide separate restrictions on share issuances for the protection of stockholders.

The Company is subject to the ASX Listing Rule restrictions on the issue of securities, which limit the extent to which an ASX-listed company can issue new shares or other equity securities, being shares or instruments which may be convertible into shares in certain circumstances, without shareholder approval on a non-pro rata basis to 15% of its capital in any 12-month period. As such, the Company is independently subject to restrictions on share issuances over and above the restrictions imposed by Delaware corporate law.

Even if we consummate the U.S. IPO and certain of our equity securities are ultimately listed on the Nasdaq, we will be required to comply with Nasdaq rules and listing standards that provide separate restrictions on share issuances for the protection of stockholders.

As noted above, stockholder approval of the Share Increase Amendment would not mean that we would have no limits on future share issuances. We are considered to be a U.S. domestic reporting company under SEC rules and if we consummate the U.S. IPO would be subject to the same governance and share issuance requirements as all other U.S.-incorporated companies listed on Nasdaq. For example, Nasdaq listing rules generally require shareholder approval prior to our issuing shares in connection with acquisitions, other than in public offerings for cash, when the number of shares to be issued is or will be equal to or in excess of 20% of the number of our ordinary shares outstanding before the issuance. As such, we would in the future be subject to restrictions on share issuances under Nasdaq listing rules over and above the restrictions imposed by Delaware corporate law.

For the reasons set forth above, and in further detail in the Proxy Statement, we request that our stockholders vote “FOR” our Share Increase Amendment.

The Company has filed a registration statement (including a prospectus) with the SEC relating to the offering of its securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering of its securities. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.